SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Chipotle Mexican Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

169656105

(CUSIP Number)

Stephen Fraidin, Esq.

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Richard M. Brand, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169656105

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 2,882,463
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 2,882,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 28,949,162 shares of Common Stock outstanding as of October 21, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2016 for the quarterly period ended September 30, 2016.

CUSIP No. 169656105

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 2,882,463
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 2,882,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 28,949,162 shares of Common Stock outstanding as of October 21, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2016 for the quarterly period ended September 30, 2016.

CUSIP No. 169656105

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 2,882,463
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 2,882,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 28,949,162 shares of Common Stock outstanding as of October 21, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2016 for the quarterly period ended September 30, 2016.

This amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Schedule 13D filed on September 6, 2016, (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Chipotle Mexican Grill, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

The third paragraph of Item 1 of the Schedule 13D is hereby amended and restated to read in full as follows:

“The Subject Shares represent approximately 9.96% of the outstanding shares of Common Stock based on 28,949,162 shares of Common Stock outstanding as of October 21, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2016 for the quarterly period ended September 30, 2016.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Information about the December 14 Letter Agreement referred to in Item 6 is set forth in Item 6, and that information is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.4 to Amendment No. 1 and Exhibit 99.6, both of which are incorporated herein by reference, describes all transactions in shares or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons. Those transactions were effected for the accounts of the Pershing Square Funds, as further specified in Exhibits 99.4 and 99.6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 14, 2016, the Issuer entered into a letter agreement with Pershing Square, on behalf of the Pershing Square Funds (the “December 14 Letter Agreement”).

Pursuant to the December 14 Letter Agreement:

•	Ali Namvar (a member of Pershing Square’s Investment Team) and Matthew H. Paull (an advisory board member of Pershing Square) have been appointed to the Issuer’s board of directors (the “Board of Directors”);

•	the Issuer will include Mr. Namvar and Mr. Paull on the slate of nominees recommended by the Board of Directors in the Issuer’s proxy statement and proxy card relating to the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) and the 2018 annual meeting of stockholders (the “2018 Annual Meeting”), subject to certain conditions met, and use its reasonable best efforts to cause the election of Mr. Namvar and Mr. Paull to the Board of Directors at such meetings;

•	the Reporting Persons agreed to vote, or cause to be voted, all of the Common Stock owned (beneficially or of record) by them or their controlled or controlling affiliates in favor of all nominees of the Issuer in its proxy statement for each of the 2017 Annual Meeting and the 2018 Annual Meeting and in favor of routine management proposals and against any nominations or proposals that are not recommended by the Board of Directors at such meetings; and

•	the Reporting Persons also agreed to refrain from taking certain actions with respect to the Issuer and the Common Stock until the later of (a) thirty calendar days after the date that neither Ali Namvar (or any successor director) nor Matthew H. Paull (if he becomes an officer, managing member, partner (other than solely a limited partner) or employee of the Reporting Persons or is providing information about the Issuer to the Reporting Persons) serve on the Board of Directors and (b) the date that is 30 calendar days prior to the advance notice deadline set forth in the Issuer’s by-laws as then in effect for stockholders to nominate non-proxy access candidates for the 2019 annual meeting of stockholders, subject to exceptions as provided in the December 14 Letter Agreement.

The foregoing summary of the December 14 Letter Agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.5 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit 99.5	December 14 Letter Agreement.

Exhibit 99.6	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2016

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of September 6, 2016, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Trading data.*

Exhibit 99.5	December 14 Letter Agreement.

Exhibit 99.6	Trading data.

*	Previously Filed